Form C

Cover Page

Name of issuer:

Akttyva Therapeutics, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: October 22, 2020

Physical address of issuer:

Headquarters

1375 Bridge Rd
Eastham, MA 02642
United States

Website of issuer:

https://akttyva.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

25,000

Price:

$1

Target offering amount:

$25,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$1,000,000

Deadline to reach the target offering amount:

July 31, 2022 at 23:59:59 EDT

Current number of employees:

4

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$420,402	$4,423
Cash & Cash Equivalents	$420,402	$4,423

	Most recent fiscal year	Prior fiscal year
Accounts Receivable	$0	$0
Short-term Debt	$234,122	$555
Long-term Debt	$200,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$1,148	$0
Net Income	$(37,738)	$(4,409)

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Akttyva Therapeutics, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

   ☑ Yes

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   > **Instructions:**
   >
   > If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

   No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar

status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Mark Tepper	Executive roles in biotech companies	May 1, 2021	Advisory

Previous positions

Position	Responsibilities	Start date	End date
Advisor	Advising on drug development strategy	January 5, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Eumentis Therapeutics	CEO of Biotech Companies	Co-founded	the treatment of neurodevelopmental and neurodegenerative diseases (AD, ASD, Rett Syndrome, MEF2C).	August 1, 2019	

Director Name	Principal Occupation	Year Joined as Director	Status
Lana Gladstein	Attorney	October 22, 2020	Advisory

Previous positions

Position	Responsibilities	Start date	End date
Co-founder	Co-founded the coompany, helped develop corporate strategy and build the team	May 1, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
ArrantaBio	Chief Legal Officer	Chief Legal Officer and General Counsel	CDMO	November 1, 2019	

Director Name	Principal Occupation	Year Joined as Director	Status
Katya Tsaioun	CEO	October 22, 2020	Part Time

Previous positions

Position	Responsibilities	Start date	End date
Co-founder	Co-founded the company, developed strategy, assembled the team	March 1, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Pharma Launcher, LLC	Principal	Consulted for drug discovery companies on toxicology and ADME strategies	Consulting for pharmaceutical companies	January 1, 2012	March 1, 2020

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Lana Gladstein	Co-Founder, Board Director	October 22, 2020	Advisory

Previous positions

Position	Responsibilities	Start date	End date
Co-founder	Co-founded the coompany, helped develop corporate strategy and build the team	May 1, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
ArrantaBio	Chief Legal Officer	Chief Legal Officer and General Counsel	CDMO	November 1, 2019	

Officer Name	Title	Date Joined	Status
Katya Tsaioun	Co-founder, CEO	October 22, 2020	Part Time

Previous positions

Position	Responsibilities	Start date	End date
Co-founder	Co-founded the company, developed strategy, assembled the team	March 1, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Pharma Launcher, LLC	Principal	Consulted for drug discovery companies on toxicology and ADME strategies	Consulting for pharmaceutical companies	January 1, 2012	March 1, 2020

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Katya Tsaioun	3,000,000 shares of Common Stock	38%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Summary

Akttyva Therapeutics is a platform technology company developing therapies for unmet medical needs with the same underlying condition - **vascular leak**. Its first program is a drug for Acute Respiratory Distress Syndrome (ARDS), a deadly condition with no treatment, which is the cause of **tragic loss of human life** and **economic consequences** of **the COVID-19 pandemic.**

Akttyva has developed an **efficient computational AI-assisted drug-discovery approach** that allows it to rapidly discover and validate our candidate drugs in laboratory experiments. In order to address this unmet need as rapidly as possible, **our first candidate has already been approved** for another indication and, thus, has a known safety profile. This will allow us to get to human clinical trials faster and with fewer resources. We are raising a $1M seed round to get our drug candidate to Investigational New Drug Application (IND) with the US FDA.

Key Reasons to Invest:

- The biggest risk in these types of investments is the safety profile of new drugs: the majority fails in clinical trials when they are first tested on humans. Akttyva's ARDS program drug candidate has already been approved and in the market for another indication. Subsequently, this asset is significantly de-risked.
- The downside of an existing drug is that the exclusivity will be limited, but Akttyva has developed a patent strategy for a new indication and is reformulating the drug for an additional 7 years of exclusivity.
- Akttyva is already in early discussions with a large pharmaceutical company and is planning to partner development of its ARDS therapeutic, further reducing the risk to early investors.
- Akttyva is co-founded and led by seasoned drug discovery and development entrepreneurs who have co-founded 16 companies, took 2 of them to IP, and have developed multiple drugs for various indications.

Problem

There is Currently No Treatment for the Many Devastating Medical Conditions with the Common Pathology of Vascular Leak.

The vascular endothelium separates circulating fluid from the surrounding tissues. Endothelial dysfunction, or **vascular leak**, occurs in response to wide-spread inflammatory processes, including acute viral, bacterial or direct toxin exposure.

In the lung, vascular leak leads to **Acute Respiratory Distress Syndrome** (ARDS), a deadly condition with no treatment. **ARDS is the most common cause of death among intensive care units (ICU) patients**. Before COVID-19, ARDS affected about 200,000 patients in the U.S., causing 75,000 deaths (>35% mortality rate) and an economic burden of $1.6B. The COVID-19 pandemic has doubled these numbers and further highlighted the need for effective therapies to treat this deadly condition.

ARDS has many causes, which include bone fractures, head injury, pancreatitis, cardiac surgery, monoclonal antibody therapies, radiation or sepsis. ARDS patients end up in ICU with the only therapeutic options being supportive mechanical ventilation and fluid management.

Solution

Activation of a stress response pathway to restore vascular barrier

Akttyva addresses the root cause of ARDS and over 60 other medical conditions - with a drug that regulates the permeability of endothelial barrier and stops vascular leak. The connection between MK2 pathway and cytoskeleton of the endothelial cells has been first described over 15 years ago and has been confirmed in numerous models of disease by other investigators. The foundation of Akttyva's approach is addressing the root cause of ARDS.

Product

AKT-001 is a small molecule drug for ARDS

Akttyva's first product is AKT-001, a small molecule drug, which has been in human safety Phase 1 trials, that the company is planning to reformulate, conduct bridging IND-enabling studies and to take to human Phase 2a in ARDS indication.

The Science Behind It:

Targets:

- MK2 pathway involved in stress response when activated
- Pathway activation in endothelial cells stops vascular leak
- In vivo proof-of-concept established

Approach:

- Direct activation of MK2 pathway with small molecule to stop vascular leak

AIDE360 Akttyva Drug Discovery Platform

Proprietary Artificial Intelligence (AI)-assisted machine learning (ML) platform used to discover drug binding pockets and small molecule drugs

Business Model

B2B

Akttyva will build a **sustainable B2B business model** through the development of a pipeline of new projects. Akttyva will license new lead candidates to pharmaceutical companies, reinvesting the revenues in R&D efforts for new indications. The licensing agreement is envisaged after the completion of Phase 2 clinical trials and will likely comprise the exclusivity of worldwide commercialization upon market authorization.

The pharmaceutical company will make milestone-based payments to Akttyva during the development and commercialization, anticipated as follows:

(i) Upfront payment: ~$7M upon signature of the contract,

(ii) Milestone payments: Upon entry into phase II clinical development, completion of phase 3 enrollment, and market approval for a total amount of ~$14M.

(iii) Royalties: ~5% royalties on sales over the life cycle.

Akttyva also is engaged in discussions with smaller pharma companies with goals:

1. i) to provide synergistic treatment for conditions of mutual interest;
2. ii) to establish partnerships for the identification of drug candidates using Akttyva's drug discovery and molecular docking approach.

*Estimates made based on recent comparable deals.

Traction

Awards and Notable Achievements:

- Has been a semi-finalist of X-Y Factor business pitch competition at Biotech Gate,
- is a finalist of MassChallenge 2021 cohort, selected out of 3,000 companies,
- is in due diligence with a couple of angel investors.

Traction with Government Agencies:

- Akttyva has been invited to submit an application for NSF award and BARDA DRIVe
- selected for NIH Application Assistance Program

Competition

Akttyva is developing first-in-class therapy for ARDS

In the absence of an effective cure for ARDS, the market is mainly **dominated by manufacturers of ventilators and supplemental oxygen** including GE Healthcare (US, yearly revenue $3.7B), Hamilton Medical AG (Switzerland, $138M), Smiths Medical (US, $500M), ResMed (US, $3B). These companies provide solutions for supportive care, without addressing the underlying medical condition.

Different companies are developing small molecules with antiviral properties or targeting the inflammation state associated with ARDS, but the direct cause. Among them, Veru (US, $31M) is developing a treatment based on sabizabulin, an antiviral and anti-inflammatory agent; Vanda Pharmaceutical (US, $248M) is performing clinical trials using tradipitant to target inflammatory lung injury associated with COVID-19 infection; Foresee pharmaceuticals (Taiwan, $3M) is developing an MMP-12 inhibitor targeting inflammation and fibrosis; Biomarck pharmaceuticals (US, $8M) is developing treatments based on the inhibition of MARCKS peptides to prevent the influx of inflammatory cells into the lung. Windtree Therapeutics (US, $ 1M) are developing a pulmonary surfactant indicated to improve lung function and reduce duration and risk of mechanical ventilation in children. Other companies such as Stemedica (US, $24M) and Arthersys (US, $24M) are developing approaches based on stem cells with immunomodulatory effects to suppress pro-inflammatory responses.

None of these solutions target the pathological process leading to ARDS, i.e. vascular leak of lung endothelium. Moreover, immunosuppression can potentially lead to complications such as infections or malignancy and would not be recommended for frail patients. Furthermore, therapies based on stem cells still have safety concerns and high costs.

Akttyva is developing first-in-class small molecule affordable therapy for ARDS, which addresses the direct cause, endothelial vascular leak.

Market

USD 1.6 B market in ARDS alone

By developing innovative therapies for vascular leak, Akttyva will enter the Global Endothelial Dysfunction Market at the intersection of different medical conditions. This market is expected to grow from $ 14B in 2020 to $ 34B by 2027, registering a compound annual growth (CAGR) of 12.7%. North America is expected to account for the highest market share over the forecast period.

Akttyva decided to focus its efforts first on the **identification of lead candidates to repair vascular leak in ARDS**, a deadly condition with no treatment. The Global Market for ARDS is expected to reach **$16.9B by 2027**, expanding at a CAGR of 7.2% from 2020 driven by increasing prevalence and incidence of acute lung injury and associated clinical conditions, rising aging population and lack of pharmacological treatments. The ongoing Covid-19 pandemic has increased the incidence of ARDS in the US more than two-fold, leading to market estimates of **$500M-1.5B for Covid-19-caused ARDS only.**

Akttyva's therapeutic compounds are going to be able to treat ARDS caused not only by COVID-19, but by other medical conditions such as viral/bacterial pneumonia ($1.5B market), sepsis, inhalation of direct lung toxicants, acute pancreatitis, kidney injury, and acute ulcerative colitis. In the long term, Akttyva's drug discovery programs will be directed towards other unmet needs in medical conditions associated with Endothelial Barrier Disorders such as capillary leak syndrome, diabetic macular edema, kidney injury and fibrosis.

Trends in drug discovery.

The Covid-19 pandemic has underlined the need to have fast and efficient drug development processes. As a result, the global in-silico drug discovery market is gaining traction and is projected to reach $5B in 2025 with a CAGR of 13% from 2020. Artificial Intelligence and machine learning are the main innovation trends in the pharma industry. Akttyva is at the forefront of these trends with its fast docking engine capable of quickly predicting the best small molecules treating ARDS and other vascular leak disorders.

Company Vision

Akttyva is harnessing the understanding of biological pathways, artificial intelligence, and machine learning on the structure of cell barriers to bring new therapies to patients. **Our mission is to develop life-saving therapies addressing cell barrier dysfunction across multiple indications.** Our vision is to be the leaders in the field to develop a portfolio of products addressing indications underlined by vascular leak, in partnership with government, foundations and industry stakeholders.

Press

Founders

The company is co-founded by two scientists who discovered the pathway modulating vascular barrier (Dr. Kayyali) and developed a computational approach to discover drugs repairing this pathway (Dr. Villoutriex). The company is led by serial life sciences entrepreneurs Dr. Katya Tsaioun, Lana Gladstein and Dr. Mark Tepper. Together, they have built 16 companies, brought 10 drugs to market, and had 7 successful exits, including 2 IPOs. The company has an advisory Board which includes Key Opinion Leaders, clinicians, regulatory, insurance reimbursement and pricing strategy experts.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

SUMMARY

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the "Risk Factors" section of this section immediately following this summary. These risks include, but are not limited to, the following:

- we have a limited operating history and have incurred operating losses from inception through December 31, 2021 and we expect to incur   substantial losses for the foreseeable future and may never achieve or maintain profitability which could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise;
- we will need to obtain additional financing to complete clinical development of our MK2 modulator drugs;
- clinical trials for our product candidate may be successful and we may not obtain approval from the FDA or other regulatory bodies in different jurisdictions;
- we are highly dependent on the success of our MK2 modulators product candidate which is still in early stage development;

- we expect to rely on third parties to manufacture our MK2 modulator drugs and to conduct our clinical trials;
- we currently do not have the infrastructure to commercialize our MK2 modulator drugs should we be successful in obtaining FDA approval;
- we face significant competition from other biotechnology and pharmaceutical companies;
- even if we obtain marketing approval for our MK2 drugs, we will be subject to ongoing obligations and continued regulatory review; and
- we rely on our key employees and executives and the loss of the services of our key employees and executives would adversely impact our business prospects.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risk that any new company encounters.

The Company is still in its early phases and has not yet implemented its business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have not prepared any audited financial statements.

Therefore you have no audited financial information regarding the Company's capitalization or assets or liability on which to make your investment decision. The Company did have an independent Certified Public Accountant review their financials.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. In this case, the SAFE note may not convert to equity.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

We rely on other companies to provide services for our products development.

We depend on some contractors to conduct our product development and to manufacture the products. Our ability to meet our goals may be adversely affected if contractors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our final products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular service or reagent. Our products may utilize custom reagent / chemical available from only one source. The continued availability of those reagents at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common reagents or services instead of reagents or services customized to meet our requirements. The product development could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and may force the Company to seize its operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. Threats to any company's intellectual property always exist. The pending patent may not be granted. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position. We also rely on nondisclosure and non-competition agreements with employees, consultants, and other parties to protect our intellectual property, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies yet with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and our operations. We do plant to acquire key man insurance once we close the current funding round.We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We operate in a highly regulated environment.

We are subject to regulations by various government agencies including the US Food & Drug Administration (US FDA). Obtaining US FDA market authorization is the key to the company's success. Delays in clinical trials, required for market approval, are possible, which will require additional funding, delay market approval of the Company's products and may result in Company's seizing the operations.

Partnerships risks

The early discussions with larger pharmaceutical companies may not result in any actual partner development.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

Intermediary Fee

This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Product development

The Company will develop first-in-class therapy for ARDS. Its first product is AKT-001, a small molecule drug for ARDS treatment, which has been in human safety Phase 1 trials, which the company is planning to reformulate, conduct bridging IND-enabling studies, and take to human Phase 2a in ARDS indication.

Other Expenses

The Company will use such amounts for miscellaneous expenses, such as legal, accounting, and other working capital needs.

10. How does the issuer intend to use the proceeds of this offering?:

	% of Proceeds if TargetOffering Amount Raised	Amount if Target OfferingAmount Raise	% of Proceeds if MaximumOffering Amount Raised	Amount if Maximum OfferingAmount Raised
Intermediary Fee	6%	$15,000	6%	$60,000
Product Development	89%	$222,500	84%	$840,000
Other				

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

The Akttyva Therapeutics, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the attached Smart SAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense. The Akttyva Therapeutics, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms, and conditions are defined in the SmartSAFE™ and associated voting rights Proxy agreement documents that accompany this Form C filing.

The **Target Number** of securities to be offered is 25,000

The **Maximum Number** of securities to be offered is 1,000,000

The **Price** per security offered is $1.00

The "**Discount**" is 20%

The "**Valuation Cap**" is $10,000,000

Early Bird Terms:
- The first $25,000 in investments gets 20% additional shares
- The next $25,000 in investments gets 10% additional shares
- The subsequent $100,000 gets 5% additional shares

Key definitions **excerpted from the SmartSAFE include**: **Capital Stock** means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**".

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation or at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock).

"**First Equity Financing Price**" shall mean either: (1) in the event that the per-share price of the Standard Preferred Stock issued or issuable in the First Equity Financing is computed on the basis of a pre-money valuation that is equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock issued or issuable in the First Equity Financing is computed on the basis of a pre-money valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price. **SmartSAFE Preferred Stock** means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, and restrictions as the shares of Standard Preferred Stock, other than with respect to:(i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price;(ii) the basis for any dividend rights, if any, which will be based on the Conversion Price;(iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law;(iv) the Information Waiver;(v) the proxy granted pursuant to the Proxy Agreement; and(vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

Please refer to the complete SmartSAFE and associated Proxy Agreement documents for complete terms and conditions for this investment.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SmartSAFE may be amended, waived, or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor,*provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company andholders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the thenissued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do notmodify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap.The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on theholders of the SmartSAFE.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Type of Security	Common Stock
Amount Authorized	10,000,000
Amount Issued.	7,950,000
Voting Rights	The holders are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings)
Anti-DilutionRights	None
How this Security may limit, dilute or qualify the issuance pursuant to Reg CF	N/A
% of Ownership by. holders of such securities	79.5%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by

the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not Applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be valued until a qualified funding event per the SmartSAFE agreement. Investments terms and conditions are detailed in the SmartSAFE document.

The valuation cap is based on the intellectual property composed of the product concept, market research, and product definition. The company value also includes the market knowledge and operating experience of the team.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may haveno impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changingin voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions ofthe company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

Shareholder Loan - Katya Tsaioun. Amount Owed $27,677, which was capital paid in 2020/2021 to start and run the company.
Convertible notes - 1. David Cannistraro Revokable Trust . Amount issued $100,000 with 6% p.a. interest rate and maturity date of 12/31/2023. 2. Joseph Cannistraro Revokable Trust.

Amount issued $100,000 with 6% p.a. interest rate and maturity date of 12/31/2023.

National Science Foundation Phase 1 Award - $230,487 (deferred grant income)

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

Convertible notes - 1. David Cannistraro Revokable Trust . Amount issued $100,000 with 6% p.a. interest rate and maturity date of 12/31/2023. 2. Joseph Cannistraro Revokable Trust. Amount issued $100,000 with 6% p.a. interest rate and maturity date of 12/31/2023.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

Yes

Shareholder Loan - Katya Tsaioun. Amount Owed $27,677, which was capital paid in 2020/2021 to start and run the company.

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the

interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Akttyva Therapeutics, Inc is pre-revenue and has sustained limited operations to develop its prototype and protect its intellectual property. Funds from shareholder loans of $27,677 have supported the Company's operations through 2020 / 2021. Akttyva Therapeutics, Inc has raised $200,000 in angel investment in December 2021 and has been awarded a $230,000 grant from National Science Foundation. Akttyva will need to raise additional $1M to conduct preclinical IND-enabling studies and file the IND application with FDA. Akttyva will sek additional $6M in funding get the drug through clinical Phase 2a trials. Other than the funds disclosed, the Company has no lines of credit or alternate sources of funds.

Funds raised via equity crowdfunding in 2022 will be used for research & development, as well as limited operating expenses and further fund-raising to raise $2M and subsequently $6M.

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:	No
engaging in the business of securities, insurance or banking?:	No
engaging in savings association or credit union activities?:	No
constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:	No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:	No
places limitations on the activities, functions or operations of such person?:	No
bars such person from being associated with any entity or from participating in the offering of any penny stock?:	No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:	No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and

2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not Applicable

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

Within 120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

www.akttyva.com